Exhibit 12.1

VeraSun Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed charges :
Interest expense (including amortization of debt issuance cost)	33,376	37,871	23,353	8,892	839
Capitalized interest	23,335	3,622	3,534	11	1,721

Total fixed charges	56,711	41,493	26,887	8,903	2,560

Add amortization of capital interest	562	262	127	82	—
Less interest capitalized	(23,335)	(3,622)	(3,534)	(11)	(1,721)
Income before income taxes and minority interest	36,955	130,077	774	24,913	1,163

Total earnings before fixed charges	70,893	168,210	24,253	33,887	2,002

Ratio of earning to fixed charges (1)(2)	1.25	4.05	0.90	3.81	0.78

(1)	For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as pretax income from continuing operations before adjustment for minority interest in consolidated subsidiary plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, which includes amortization of debt issuance costs and capitalized interest.
(2)	The additional earnings needed to cover fixed charges in 2005 and 2003 were $2.6 million and $558,000, respectively.